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AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

04035227

82-34639

SEC#~~82-5258~~

SEC MAIL PROCESSING
RECEIVED
JUN 21 2004
WASH. D.C. 155 SECTION

7 June 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 7 June 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

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dw 7/6

AGENIX

ASX ANNOUNCEMENT 7 June 2004

Agenix Appoints Commercialisation Specialist As COO

Biotechnology company, Agenix Limited [ASX: AGX, NASDAQ: AGXLY] today announced the appointment of Mr Brad Calvin, a commercialisation specialist in marketing medical products globally, to the position of Chief Operating Officer.

Agenix Managing Director, Mr Don Home, said Mr Calvin's appointment bolsters the management team with the expertise necessary to drive the sales and marketing of the company's Animal Health and Human Health divisions and Milton Pharmaceuticals.

"We have put a lot of emphasis on building a management team with the depth of experience necessary to lead our business on a global scale," Mr Home said.

"Brad brings a genuine track record of success in launching and marketing products in Europe, the Middle East and Africa.

"His experience in building effective distribution networks and alliances, and managing sales programs and teams is exactly what we need to grow the business. Looking forward, his experience in launching new products will also be valuable to the commercialisation of our blood-clot imaging technology, ThromboView®, for a world market."

For the past 14 years, Mr Calvin has been employed by global diversified health care company, Abbott Laboratories, in its Saudi Arabia, Chicago and Germany offices. He performed roles ranging from regional product manager to most recently, Marketing Director, Central Eastern Europe, Middle East, Africa based in Germany.

His key career achievements include:

- Managing the sales and marketing campaign for the launch of the European Point-Of-Care strategy and product line for Abbott which resulted in a 140 percent increase in blood gas and chemistry sales
- Designing and launching the worldwide marketing campaign for the technology and performance behind Abbott Diagnostic Division's latest generation of high volume immunoassay analysers
- Achieving 74 percent sales growth over three years in the central region of Saudi Arabia for Abbott Diagnostic Division making this region is largest sales territory in the Middle East and Eastern Europe.

Mr Calvin holds a Bachelor of Applied Science, Medical Laboratory Science from Curtin University of Technology majoring in Immunology, Biochemistry and Microbiology.

His appointment is effective from Monday 7 June 2004.

- ENDS -

For further information, please contact:
Donald Home
Managing Director
Agenix Limited
Ph: 0438 550 255

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. On 29 April 2004, Agenix announced a proposed merger with biotechnology company Peptech Limited to create one of Australia's leading and largest biotechnology and healthcare companies.

www.agenix.com